[Letterhead of Goldman, Sachs & Co.]
January 13, 2010
VIA EDGAR
Sheila Stout
U.S. Securities and Exchange Commission
Office of Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)—Restatement of Filings on Form N-SAR for Periods Ended
August 31, 2009, February 28, 2009, December 31, 2008, June 30, 2008, December 31, 2007 and
June 30, 2007 (the “N-SAR Filings”)
Dear Ms. Stout:
Pursuant to your telephonic request made on January 5, 2010 to Reza Pishva and Matthew Thornton, attorneys with Dechert LLP (legal counsel to the Trust), we have reviewed the Trust’s N-SAR Filings. Specifically, we have reviewed the entries submitted under Sub-Item 74.W for the Trust’s fifteen money market funds (the “Funds”). We have filed amended N-SAR Filings that correct the Funds’ Sub-Item 74.W information as necessary.
Please contact the undersigned at 212.902.9703 with any questions or comments concerning this correspondence.
Sincerely,
/s/ George F. Travers
George F. Travers
Principal Financial Officer and Senior Vice President of the Trust